Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

GUIYANG, China, March 8, 2023—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter and Fiscal Year 2022 Financial and Operational Highlights

•

Total net revenues in the fourth quarter of 2022 were RMB1,922.5 million (US$278.7 million), an increase of 34.5% from RMB1,429.4 million in the same period of 2021. Total net revenues in 2022 were RMB6,733.6 million (US$976.3 million), an increase of 44.6% from RMB4,657.0 million in 2021.

•

Net income in the fourth quarter of 2022 was RMB195.7 million (US$28.4 million), compared with a net loss of RMB1,321.1 million in the same period of 2021. Net income in 2022 was RMB411.9 million (US$59.7 million), compared with a net loss of RMB3,654.5 million in 2021.

•

Non-GAAP adjusted net income[1] in the fourth quarter of 2022 was RMB445.8 million (US$64.6 million), an increase of 83.6% from RMB242.8 million in the same period of 2021. Non-GAAP adjusted net income in 2022 was RMB1,395.4 million (US$202.3 million), an increase of 209.8% from RMB450.5 million in 2021.

•

Gross Transaction Value (“GTV”)[2] in the fourth quarter of 2022 reached RMB72.0 billion (US$10.4 billion), an increase of 3.6% from RMB69.5 billion in the same period of 2021. Gross Transaction Value (“GTV”) in 2022 reached RMB261.1 billion (US$37.9 billion), compared with RMB262.3 billion in 2021.

•

Fulfilled orders[3] in the fourth quarter of 2022 reached 32.6 million, compared with 34.8 million in the same period of 2021. Fulfilled orders in 2022 reached 119.1 million, compared with 128.3 million in 2021.

•

Average shipper MAUs[4] in the fourth quarter of 2022 reached 1.88 million, an increase of 19.7% from 1.57 million in the same period of 2021. Average shipper MAUs in 2022 reached 1.67 million, an increase of 12.6% from 1.48 million in 2021.

“We are delighted with our fourth quarter operational and financial performance, which enabled us to finish 2022 on a strong note. Notwithstanding challenges stemming from recurrent COVID-19 outbreaks and the unpredictable market conditions, we kept our focus on strengthening our business and harnessing our core advantages to provide users with more accurate freight matching services, supported by our user-friendly service experience,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “Looking ahead, we will continue to develop our core freight matching services and expand our user base. With businesses ramping up operations following the removal of COVID-19 restrictions, we are confident in the robust performance of China’s logistics sector and the Company’s ability to pursue further growth potential and create greater value for users, shareholders, and other stakeholders.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “Amid the challenging external environment, we delivered revenue and profit growth beyond expectations in the fourth quarter of 2022. Total net revenues grew by 34.5% to RMB1,922.5 million, exceeding the upper boundary of our previous guidance once again. Furthermore, non-GAAP adjusted net income amounted to RMB445.8 million, greatly above market expectations. In addition, our transaction commission maintained its sustainable growth during the fourth quarter, with a year-over-year increase of 67.4% to RMB447.8 million, despite the pandemic’s recurrences. As we progress through 2023, we will strive to implement an active user acquisition strategy, elevate our products’ level of differentiation, and further optimize matching efficiency to encourage more high-quality users to join our platform.”

[1]

Non-GAAP adjusted net income is defined as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value; (v) impairment of long-term investment and (vi) tax effects of non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period,

Fourth Quarter 2022 Financial Results

Net Revenues (including value added taxes, “VAT”, of RMB798.6 million and RMB998.5 million for the three months ended December 31, 2021, and 2022, respectively). Total net revenues in the fourth quarter of 2022 were RMB1,922.5 million (US$278.7 million), representing an increase of 34.5% from RMB1,429.4 million in the same period of 2021, primarily due to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the fourth quarter of 2022 were RMB1,614.4 million (US$234.1 million), representing an increase of 31.4% from RMB1,229.0 million in the same period of 2021. The increase was primarily due to the rapid growth in transaction commissions as well as an increase in revenues from our freight brokerage service.

•

Freight brokerage service. Revenues from freight brokerage service in the fourth quarter of 2022 were RMB943.6 million (US$136.8 million), an increase of 24.0% from RMB760.9 million in the same period of 2021, primarily driven by continued growth in transaction volume as a result of improved user penetration.

•

Freight listing service. Revenues from freight listing service in the fourth quarter of 2022 were RMB223.1 million (US$32.3 million), an increase of 11.2% from RMB200.5 million in the same period of 2021, primarily due to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB447.8 million (US$64.9 million) in the fourth quarter of 2022, an increase of 67.4% from RMB267.5 million in the same period of 2021, primarily driven by an expanded take rate.

Value-added services. Revenues from value-added services in the fourth quarter of 2022 were RMB308.1 million (US$44.7 million), an increase of 53.7% from RMB200.4 million in the same period of 2021, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB490.5 million and RMB675.4 million for the three months ended December 31, 2021, and 2022, respectively). Cost of revenues in the fourth quarter of 2022 was RMB951.8 million (US$138.0 million), compared with RMB658.2 million in the same period of 2021. The increase was primarily due to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB857.4 million, representing an increase of 54.3% from RMB555.5 million in the same period of 2021, primarily due to continued increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the fourth quarter of 2022 were RMB281.1 million (US$40.8 million), compared with RMB239.4 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher sales and marketing headcount, as well as an increase in online advertising and marketing expenses.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2022 were RMB408.2 million (US$59.2 million), compared with RMB1,636.2 million in the same period of 2021. The decrease was primarily due to lower share-based compensation expenses, partially offset by an increase in professional service fees.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2022 were RMB250.2 million (US$36.3 million), compared with RMB233.6 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher research and development headcount.

Loss from Operations. Loss from operations in the fourth quarter of 2022 was RMB5.3 million (US$0.8 million), compared with RMB1,351.9 million in the same period of 2021.

Non-GAAP Adjusted Operating Income5. Non-GAAP adjusted operating income in the fourth quarter of 2022 was RMB248.4 million (US$36.0 million), compared with RMB159.1 million in the same period of 2021.

Net Income/(Loss). Net income in the fourth quarter of 2022 was RMB195.7 million (US$28.4 million), compared with a net loss of RMB1,321.1 million in the same period of 2021.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the fourth quarter of 2022 was RMB445.8 million (US$64.6 million), an increase of 83.6% from RMB242.8 million in the same period of 2021.

Basic and Diluted Net Income/(Loss) per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS7. Basic and diluted net income per ADS were RMB0.18 (US$0.03) in the fourth quarter of 2022, compared with basic and diluted net loss per ADS of RMB1.23 in the same period of 2021. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.42 (US$0.06) in the fourth quarter of 2022, compared with non-GAAP adjusted basic and diluted net income per ADS of RMB0.23 in the same period of 2021.

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.3 billion (US$3.8 billion) in total, compared with RMB26.0 billion as of December 31, 2021.

As of December 31, 2022, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB2,648.4 million (US$384.0 million), compared with RMB1,777.7 million as of December 31, 2021. The total non-performing loan ratio8 for these loans was 2.0% as of December 31, 2022, flat compared with that of December 31, 2021.

In the fourth quarter of 2022, net cash used in operating activities was RMB31.1 million (US$4.5 million).

[5]

Non-GAAP adjusted operating income is defined as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value; (v) impairment of long-term investment and (vi) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

Fiscal Year 2022 Financial Results

Net Revenues (including value added taxes, “VAT”, of RMB2,620.4 million and RMB3,550.9 million for the years ended December 31, 2021, and 2022, respectively). Total net revenues in 2022 were RMB6,733.6 million (US$976.3 million), representing an increase of 44.6% from RMB4,657.0 million in the same period of 2021, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in 2022 were RMB5,656.7 million (US$820.1 million), representing an increase of 43.3% from RMB3,946.9 million in 2021. The increase was primarily due to the rapid growth in transaction commissions as well as an increase in revenues from our freight brokerage service.

•

Freight brokerage service. Revenues from freight brokerage service in 2022 were RMB3,360.3 million (US$487.2 million), an increase of 34.5% from RMB2,497.8 million in 2021, primarily driven by continued growth in transaction volume as a result of improved user penetration.

•

Freight listing service. Revenues from freight listing service in 2022 were RMB852.4 million (US$123.6 million), an increase of 13.2% from RMB753.0 million in 2021, primarily attributable to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB1444.0 million (US$209.4 million) in 2022, an increase of 107.4% from RMB696.1 million in 2021, primarily driven by continued ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in 2022 were RMB1,077.0 million (US$156.2 million), an increase of 51.7% from RMB710.1 million in 2021, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB1,950.9 million and RMB2,539.3 million for the years ended December 31, 2021, and 2022, respectively). Cost of revenues in 2022 was RMB3,514.6 million (US$509.6 million), compared with RMB2,540.0 million in 2021. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB3,167.8 million, representing an increase of 40.3% from RMB2,257.7 million in 2021, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in 2022 were RMB902.3 million (US$130.8 million), compared with RMB837.3 million in 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher sales and marketing headcount, partially offset by a decrease in advertising and marketing expenses due to moderate new user acquisition in 2022.

General and Administrative Expenses. General and administrative expenses in 2022 were RMB1,417.9 million (US$205.6 million), compared with RMB4,271.2 million in 2021. The decrease was primarily due to lower share-based compensation expenses, partially offset by an increase in professional service fees as well as an increase in salary and benefits expenses driven by higher general and administrative headcount.

Research and Development Expenses. Research and development expenses in 2022 were RMB914.2 million (US$132.5 million), compared with RMB729.7 million in 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher research and development headcount.

Loss from Operations. Loss from operations in 2022 was RMB162.0 million (US$23.5 million), compared with RMB3,795.9 million in 2021.

Non-GAAP Adjusted Operating Income. Non-GAAP adjusted operating income in 2022 was RMB835.7 million (US$121.2 million), compared with RMB208.8 million in 2021.

Net Income/(Loss). Net income in 2022 was RMB411.9 million (US$59.7 million), compared with a net loss of RMB3,654.5 million in 2021.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in 2022 was RMB1,395.4 million (US$202.3 million), an increase of 209.8% from RMB450.5 million in 2021.

Basic and Diluted Net Income/(Loss) per ADS and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS. Basic and diluted net income per ADS were RMB0.38 (US$0.05) in 2022, compared with basic and diluted net loss per ADS of RMB6.21 in 2021. Non-GAAP adjusted basic and diluted net income per ADS were RMB1.29 (US$0.19) in 2022, compared with non-GAAP adjusted basic and diluted net loss per ADS of RMB0.10 in 2021.

Business Outlook

The Company expects its total net revenues to be between RMB1.56 billion and RMB1.64 billion for the first quarter of 2023, representing a year-over-year growth rate of approximately 16.9% to 23.0%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Program

The Company’s Board of Directors has authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$500 million of its American depositary shares during a period of up to 12 months starting from March 13, 2023.

Repurchases under the Company’s share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The Company expects to fund the repurchases with its existing cash balance.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 8, 2023, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2022.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003

International:	+1-412-317-6061

Mainland China (toll free):	400-120-6115

Hong Kong (toll free):	800-963-976

Hong Kong:	+852-5808-1995

United Kingdom (toll free):	08082389063

Singapore (toll free):	800-120-5863

Access Code:	3764821

The replay will be accessible through March 15, 2023, by dialing the following numbers:

United States:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code:	7071959

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. The Company defines non-GAAP adjusted net income as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value; (v) impairment of long-term investment and (vi) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value; (v) impairment of long-term investment and (vi) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, compensation cost resulting from repurchase of ordinary shares in excess of fair value and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,284,291	5,137,312	744,840
Restricted cash – current	65,822	83,759	12,144
Short-term investments	21,634,642	21,087,089	3,057,341
Accounts receivable, net	29,139	13,015	1,887
Amounts due from related parties	7,075	—	—
Loans receivable, net	1,777,667	2,648,449	383,989
Prepayments, receivables and other current assets	1,099,607	2,034,427	294,964

Total current assets	28,898,243	31,004,051	4,495,165
Restricted cash – non-current	13,500	—	—
Property and equipment, net	102,158	108,824	15,778
Investments in equity investees	1,678,351	1,774,270	257,245
Intangible assets, net	557,016	502,421	72,844
Goodwill	3,124,828	3,124,828	453,057
Deferred tax assets	20,492	41,490	6,015
Operating lease right-of-use assets and land use rights	—	132,000	19,138
Other non-current assets	3,847	8,427	1,222

Total non-current assets	5,500,192	5,692,260	825,299

TOTAL ASSETS	34,398,435	36,696,311	5,320,464

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9,000	—	—
Accounts payable	29,381	27,953	4,053
Amount due to related parties	179,859	122,152	17,710
Prepaid for freight listing fees and other service fees	383,236	462,080	66,995
Income tax payable	31,538	52,233	7,573
Other tax payable	894,592	721,597	104,622
Operating lease liabilities – current	—	44,590	6,465
Accrued expenses and other current liabilities	1,206,179	1,301,160	188,649

Total current liabilities	2,733,785	2,731,765	396,067
Deferred tax liabilities	135,764	121,611	17,632
Operating lease liabilities – non-current	—	35,931	5,210

Total non-current liabilities	135,764	157,542	22,842

TOTAL LIABILITIES	2,869,549	2,889,307	418,909

MEZZANINE EQUITY
Redeemable non-controlling interests	—	149,771	21,715
SHAREHOLDERS’ EQUITY
Ordinary shares	1,416	1,377	200
Additional paid-in capital	49,245,773	47,758,178	6,924,285
Accumulated other comprehensive income	538,650	2,511,170	364,085
Subscription receivables	(1,310,140)	—	—
Accumulated deficit	(17,020,254)	(16,613,492)	(2,408,730)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	31,455,445	33,657,233	4,879,840
Non-controlling interests	73,441	—	—

TOTAL SHAREHOLDERS’ EQUITY	31,528,886	33,657,233	4,879,840

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	34,398,435	36,696,311	5,320,464

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB798.6 million and RMB998.5 million for the three months ended December 31, 2021 and 2022, RMB2,620.4 million and RMB3,550.9 million for the year ended December 31, 2021 and 2022, respectively)	1,429,377	1,808,560	1,922,473	278,732	4,657,019	6,733,644	976,287
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB490.5 million and RMB675.4 million for the three months ended December 31, 2021 and 2022, RMB1,950.9 million and RMB2,539.3 million for the year ended December 31, 2021 and 2022, respectively)(1)	(658,161)	(952,953)	(951,779)	(137,995)	(2,539,998)	(3,514,551)	(509,562)
Sales and marketing expenses(1)	(239,449)	(232,911)	(281,129)	(40,760)	(837,301)	(902,269)	(130,817)
General and administrative expenses(1)	(1,636,157)	(206,556)	(408,181)	(59,181)	(4,271,152)	(1,417,933)	(205,581)
Research and development expenses(1)	(233,648)	(226,615)	(250,207)	(36,277)	(729,668)	(914,151)	(132,539)
Provision for loans receivable	(24,485)	(50,312)	(53,900)	(7,815)	(97,658)	(194,272)	(28,167)

Total operating expenses	(2,791,900)	(1,669,347)	(1,945,196)	(282,028)	(8,475,777)	(6,943,176)	(1,006,666)
Other operating income	10,586	2,471	17,453	2,530	22,815	47,530	6,891

(Loss) income from operations	(1,351,937)	141,684	(5,270)	(766)	(3,795,943)	(162,002)	(23,488)
Other income (expense)
Interest income	69,118	118,180	202,324	29,334	234,651	483,658	70,124
Interest expenses	(40)	(14)	—	—	(40)	(175)	(25)
Foreign exchange (loss) gain	(3,911)	2,196	1,531	222	(15,468)	15,048	2,182
Investment income	1,337	3,683	1,212	176	28,317	5,411	785
Unrealized gain (loss) from fair value changes of trading securities and derivative assets	38,960	(12,217)	4,986	723	23,967	(63,390)	(9,191)
Other (expenses) income, net	(8,553)	217,463	5,085	737	7,067	230,631	33,438
Impairment loss	(55,756)	—	—	—	(111,567)	—	—
Share of loss in equity method investees	(6,070)	(352)	(73)	(11)	(11,321)	(1,246)	(181)

Total other income	35,085	328,939	215,065	31,181	155,606	669,937	97,132

Net income(loss) before income tax	(1,316,852)	470,623	209,795	30,415	(3,640,337)	507,935	73,644
Income tax expense	(4,208)	(75,140)	(14,110)	(2,046)	(14,191)	(96,035)	(13,924)

Net income (loss)	(1,321,060)	395,483	195,685	28,369	(3,654,528)	411,900	59,720
Less: net income (loss) attributable to non-controlling interests	23	—	—	—	(80)	539	78
Less: measurement adjustment attributable to redeemable non-controlling interest	—	1,978	1,845	267	—	4,599	667

Net income (loss) attributable to Full Truck Alliance Co. Ltd.	(1,321,083)	393,505	193,840	28,102	(3,654,448)	406,762	58,975
Less: Deemed dividend to preferred share holders	—	—	—	—	518,432	—	—

Net income (loss) attributable to ordinary shareholders	(1,321,083)	393,505	193,840	28,102	(4,172,880)	406,762	58,975

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income(loss) per ordinary share
—Basic	(0.06)	0.02	0.01	0.00	(0.31)	0.02	0.00
—Diluted	(0.06)	0.02	0.01	0.00	(0.31)	0.02	0.00
Net income (loss) per ADS*
—Basic	(1.23)	0.37	0.18	0.03	(6.21)	0.38	0.05
—Diluted	(1.23)	0.37	0.18	0.03	(6.21)	0.38	0.05
Weighted average number of ordinary shares used in computing net income (loss) per share
—Basic	21,559,503,192	21,225,248,350	21,246,855,688	21,246,855,688	13,445,972,280	21,517,856,981	21,517,856,981
—Diluted(2)	21,559,503,192	21,317,731,840	21,305,376,233	21,305,376,233	13,445,972,280	21,579,616,389	21,579,616,389
Weighted average number of ADS used in computing net income (loss) per ADS
—Basic	1,077,975,160	1,061,262,418	1,062,342,784	1,062,342,784	672,298,614	1,075,892,849	1,075,892,849
—Diluted(2)	1,077,975,160	1,065,886,592	1,065,268,812	1,065,268,812	672,298,614	1,078,980,819	1,078,980,819

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,428	1,759	1,812	263	3,740	6,406	929
Sales and marketing expenses	9,081	8,098	12,163	1,763	56,975	39,771	5,766
General and administrative expenses	1,457,027	57,604	201,514	29,217	3,728,421	809,194	117,322
Research and development expenses	13,977	13,804	19,749	2,863	48,777	63,884	9,262

Total	1,481,513	81,265	235,238	34,106	3,837,913	919,255	133,279

(2)

Weighted average number of ordinary shares/ADS used in computing diluted net (loss) income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) income from operations	(1,351,937)	141,684	(5,270)	(766)	(3,795,943)	(162,002)	(23,488)
Add:
Share-based compensation expense	1,481,513	81,265	235,238	34,106	3,837,913	919,255	133,279
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,746	14,121	14,121	2,047	45,204	56,484	8,189
Compensation cost incurred in relation to acquisitions	17,734	5,708	4,281	621	43,153	21,914	3,177

Non-GAAP adjusted operating income	159,056	242,778	248,370	36,008	208,805	835,651	121,157

Net income (loss)	(1,321,060)	395,483	195,685	28,369	(3,654,528)	411,900	59,720
Add:
Share-based compensation expense	1,481,513	81,265	235,238	34,106	3,837,913	919,255	133,279
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,746	14,121	14,121	2,047	45,204	56,484	8,189
Compensation cost incurred in relation to acquisitions	17,734	5,708	4,281	621	43,153	21,914	3,177
Impairment of long-term investment	55,756	—	—	—	111,567	—	—
Tax effects of non-GAAP adjustments	(2,936)	(3,530)	(3,530)	(512)	(11,301)	(14,120)	(2,047)

Non-GAAP adjusted net income	242,753	493,047	445,795	64,631	450,486	1,395,433	202,318

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	(1,321,083)	393,505	193,840	28,102	(4,172,880)	406,762	58,975
Add:
Share-based compensation expense	1,481,513	81,265	235,238	34,106	3,837,913	919,255	133,279
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,746	14,121	14,121	2,047	45,204	56,484	8,189
Compensation cost incurred in relation to acquisitions	17,734	5,708	4,281	621	43,153	21,914	3,177
Impairment of long-term investment	55,756	—	—	—	111,567	—	—
Tax effects of non-GAAP adjustments	(2,936)	(3,530)	(3,530)	(512)	(11,301)	(14,120)	(2,047)

Non-GAAP adjusted net income (loss) attributable to ordinary shareholders	242,730	491,069	443,950	64,364	(67,866)	1,390,295	201,573

Non-GAAP adjusted net income (loss) per ordinary share
— Basic	0.01	0.02	0.02	0.00	(0.01)	0.06	0.01
— Diluted	0.01	0.02	0.02	0.00	(0.01)	0.06	0.01
Non-GAAP adjusted net income (loss) per ADS
— Basic	0.23	0.46	0.42	0.06	(0.10)	1.29	0.19
— Diluted	0.23	0.46	0.42	0.06	(0.10)	1.29	0.19